                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K


                     ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
               -----
                     SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1997
                          -----------------


                 x   TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
               -----
                     SECURITIES EXCHANGE ACT OF 1934


For the transition period from (Inception) April 1, 1997 to December 31,1997
                                           -------------    ----------------

Commission file number 0-24640
                       -------


           Community Medical Transport 401(k) Retirement Savings Plan
           ----------------------------------------------------------
                            (Full title of the plan)


                        Community Medical Transport, Inc.
                  4 Gannett Drive, White Plains, New York 10604
                  ---------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                                executive office)


Registrant's telephone number, including area code (914) 697-9233

           Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                                                Donald J. Panos
                                                Chief Financial Officer
                                                Community Medical Transport Inc.
                                                4 Gannett Drive
                                                White Plains, NY 10604

           COMMUNITY MEDICAL TRANSPORT 401 (k) RETIREMENT SAVINGS PLAN



INDEX TO FINANCIAL STATEMENTS

(a)      FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


Independent Auditor's Report............................................................                 3

Statement of Net Assets Available for Benefits, as of
         December 31, 1997..............................................................                 4

Statement of Net Assets Available for Benefits with Fund Information
         As of December 31, 1997........................................................                 5

Statement of Changes in Net Assets Available for Benefits
         With Fund Information for the nine months ended
         December 31, 1997 (from inception April 1, 1997)...............................                 6

Notes to Financial Statements...........................................................              7-10

Supplemental Schedules:

         Line 27a - Schedule of Assets held for Investment
         Purposes as of December 31, 1997 ..............................................                11

         Line 27d - Schedule  of  Reportable  Transactions  for the nine  months
         ended December 31, 1997 (from inception April 1, 1997).........................                12

Supplemental schedules not listed above are omitted due to the absence of the conditions under which they are required.

                          Independent Auditor's Report
                          ----------------------------


Community Medical Transport
401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Community Medical Transport, 401 (k) Retirement Savings Plan (The "Plan") as of December 31, 1997 and the related statement of changes in net assets available for benefits for the nine months then ended (from inception April 1, 1997). These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Benefits of the Plan as of December 31, 1997, and the Changes in Net Assets Available for Benefits for the nine months then ended (from inception April 1, 1997) in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1997 and (2) reportable transactions for the nine months ended December 31, 1997(from inception April 1, 1997), are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's rules an Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Puglisi, Midler & Co., LLP
------------------------------
Puglisi, Midler & Co., LLP

Hartsdale, New York
July 10, 1998

                           COMMUNITY MEDICAL TRANSPORT
                         401 (k) RETIREMENT SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1997


ASSETS
Investments at Fair Value  (Note B):
 Shares of registered investment companies:
         Merrill Lynch Basic Value Fund.........................................      $  13,267
         Merrill Lynch Capital Fund ............................................         14,454
         Merrill Lynch Global Allocation Fund ..................................         18,230
         Aim Equity Constellation Fund .........................................         16,569
         Davis New York Venture Fund............................................         44,972
                                                                                       --------
                                                                                        107,492
 Merrill Lynch Retirement Preservation Trust ...................................         27,886
 Community Medical Transport,  Inc. Company Stock ..............................          7,085
                                                                                       --------

Total Investments...............................................................        142,463
                                                                                        -------

Receivables

         Employer's Contributions ..............................................         12,495
         Participants' Contributions............................................         15,298
                                                                                       --------
         Total Receivables .....................................................         27,793
                                                                                       --------

         Total Assets...........................................................        170,256
                                                                                        -------

LIABILITIES

         Refund to Highly Compensated Employee..................................          1,624
                                                                                       --------
         Total Liabilities .....................................................          1,624
                                                                                       --------

Net Assets Available for Benefits ..............................................       $168,632
                                                                                       ========


   The accompanying notes are an integral part of these financial statements.

           Community Medical Transport 401(k) Retirement Savings Plan
      Statement of Net Assets Available for Benefits with Fund Information
                            As of December 31, 1997

                                                                            Participant - Directed
                                                      ----------------------------------------------------------------
                                                                       ML
                                                       CMTI        Retirement      ML Basic        ML        ML Global
                                                      Company     Preservation      Value        Capital     Allocation
                                                       Stock         Trust          Fund          Fund          Fund
                                                      --------      --------      --------      --------      --------
ASSETS
Investments, at fair value (Note B):
CMTI Company Stock                                     $ 7,085       $  --         $  --         $  --         $  --
ML Retirement Preservation Trust                          --          27,886          --            --            --
Shares of Registered Investment Companies:
    ML Basic Value Fund                                   --            --          13,267          --            --
    ML Capital Fund                                       --            --            --          14,454          --
    ML Global Allocation Fund                             --            --            --            --          18,230
    Equity Constellation Fund                             --            --            --            --            --
    Davis NY Venture Fund                                 --            --            --            --            --
                                                       -------       -------       -------       -------       -------
                          Total Investments              7,085        27,886        13,267        14,454        18,230
                                                       -------       -------       -------       -------       -------
Receivables
    Employer's contributions                              --            --            --            --            --
    Participants' contributions                          1,380         3,561         1,425         1,466         1,553
                                                       -------       -------       -------       -------       -------
                          Total Receivables              1,380         3,561         1,425         1,466         1,553
                                                       -------       -------       -------       -------       -------
                               Total Assets              8,465        31,447        14,692        15,920        19,783
                                                       -------       -------       -------       -------       -------
LIABILITIES
Refund to Highly Compensated Employee                      154          --            --            --             723
                                                       -------       -------       -------       -------       -------
                          Total Liabilities                154          --            --            --             723
                                                       -------       -------       -------       -------       -------

Net Assets Available for Benefits                      $ 8,311       $31,447       $14,692       $15,920       $19,060
                                                       =======       =======       =======       =======       =======
                                                                                     Non-Participant
                                                         Participant - Directed         Directed
                                                      ----------------------------   ---------------
                                                       AIM Equity        Davis NY          CMTI
                                                      Constellation      Venture         Company
                                                          Fund            Fund            Stock          Total
                                                        --------        --------        --------        --------
ASSETS
Investments, at fair value (Note B):
CMTI Company Stock                                      $   --          $   --          $   --          $  7,085
ML Retirement Preservation Trust                            --              --              --            27,886
Shares of Registered Investment Companies:
    ML Basic Value Fund                                     --              --              --            13,267
    ML Capital Fund                                         --              --              --            14,454
    ML Global Allocation Fund                               --              --              --            18,230
    Equity Constellation Fund                             16,569            --              --            16,569
    Davis NY Venture Fund                                   --            44,972            --            44,972
                                                        --------        --------        --------        --------
                          Total Investments               16,569          44,972            --           142,463
                                                        --------        --------        --------        --------
Receivables
    Employer's contributions                                --              --            12,495          12,495
    Participants' contributions                            1,746           4,167            --            15,298
                                                        --------        --------        --------        --------
                          Total Receivables                1,746           4,167          12,495          27,793
                                                        --------        --------        --------        --------
                               Total Assets               18,315          49,139          12,495         170,256
                                                        --------        --------        --------        --------
LIABILITIES
Refund to Highly Compensated Employee                       --               747            --             1,624
                                                        --------        --------        --------        --------
                          Total Liabilities                 --               747            --             1,624
                                                        --------        --------        --------        --------
Net Assets Available for Benefits                       $ 18,315        $ 48,392          12,495        $168,632
                                                        ========        ========        ========        ========

The accompanying notes are an integral part of these financial statements.

           Community Medical Transport 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits with Fund Information
   For the nine months ended December 31, 1997 (From inception April 1, 1997)

                                                                                     Participant Directed
                                                        -------------------------------------------------------------------------
                                                                         ML
                                                           CMTI       Retirement       ML Basic            ML            ML Global
                                                          Company    Preservation       Value            Capital        Allocation
                                                           Stock        Trust            Fund             Fund             Fund
                                                        ----------    ---------        ---------        ---------        ---------
Additions:
Additions to net assets attributed to Investment Income:
    Dividends                                                --        $    423         $    627         $    617         $  1,996
                                                         --------      --------         --------         --------         --------
                                                             --             423              627              617            1,996
Contributions:
    Participants'                                          15,800        31,979           14,162           15,380           19,861
    Employer's                                               --            --               --               --               --
                                                         --------      --------         --------         --------         --------
                                                           15,800        31,979           14,162           15,380           19,861
                                                         --------      --------         --------         --------         --------
    Total additions                                        15,800        32,402           14,789           15,997           21,857
                                                         --------      --------         --------         --------         --------
Deductions
Deductions from net assets attributed to:
    Withdrawal payments to terminated employees              --            (222)            --               (113)            (109)
    Refund to Highly Compensated Employee                    (154)         --               --               --               (723)
    Net depreciation in fair value of investments          (7,381)         --                (97)             (42)          (1,965)
                                                         --------      --------         --------         --------         --------
    Total deductions                                       (7,535)         (222)             (97)            (155)          (2,797)
                                                         --------      --------         --------         --------         --------
Interfund Transfers                                            46          (733)            --                 78             --
                                                         --------      --------         --------         --------         --------
    Net Increase (decrease)                                 8,311        31,447           14,692           15,920           19,060
Net assets available for benefits:
    Beginning of year-inception                              --            --               --               --               --
                                                         --------      --------         --------         --------         --------
    End of year                                          $  8,311      $ 31,447         $ 14,692         $ 15,920         $ 19,060
                                                         ========      ========         ========         ========         ========
                                                                                            Non-Participant
                                                              Participant Directed             Directed
                                                         -----------------------------      --------------

                                                         AIM Equity          Davis NY            CMTI
                                                        Constellation         Venture           Company
                                                            Fund               Fund              Stock              Total
                                                          ---------          ---------          ---------         ---------
Additions:
Additions to net assets attributed to Investment Income:
    Dividends                                             $   1,061          $   1,845               --           $   6,569
                                                          ---------          ---------          ---------         ---------
                                                              1,061              1,845               --               6,569
Contributions:
    Participants'                                            18,444             46,947               --             162,573
    Employer's                                                 --                 --               12,495            12,495
                                                          ---------          ---------          ---------         ---------
                                                             18,444             46,947             12,495           175,068
                                                          ---------          ---------          ---------         ---------
    Total additions                                          19,505             48,792             12,495           181,637
                                                          ---------          ---------          ---------         ---------
Deductions
Deductions from net assets attributed to:
    Withdrawal payments to terminated employees                --                 (114)              --                (558)
    Refund to Highly Compensated Employee                      --                 (747)              --              (1,624)
    Net depreciation in fair value of investments            (1,538)               200               --             (10,823)
                                                          ---------          ---------          ---------         ---------
    Total deductions                                         (1,538)              (661)              --             (13,005)
                                                          ---------          ---------          ---------         ---------
Interfund Transfers                                             348                261               --                   0
                                                          ---------          ---------          ---------         ---------
    Net Increase (decrease)                                  18,315             48,392             12,495           168,632
Net assets available for benefits:
    Beginning of year-inception                                --                 --                 --                   0
                                                          ---------          ---------          ---------         ---------
    End of year                                           $  18,315          $  48,392          $  12,495         $ 168,632
                                                          =========          =========          =========         =========

The accompanying note are an integral part of these financial statements.

                           COMMUNITY MEDICAL TRANSPORT
                         401 (k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

A.        Description of Plan

The following description of Community Medical Transport 401 (k) Retirement Savings Plan (The "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         1. General. The plan is a defined contribution plan covering all full-time employees of the Company who have one year of service (at least 1000 hours) and are age twenty-one or older and who are not covered by a collective bargaining agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         2. Contributions. Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company's contribution is discretionary, subject to a maximum amount of 6% of each participant's compensation, and may vary from year to year at the option of the board of directors. For the Plan period ended December 31, 1997, the Company contributed 10% of the first 5% of the base compensation that a participant contributed to the Plan. All employer contributions are invested in Community Medical Transport, Inc. common stock. Contributions are subject to certain limitations.

         3. Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings. Allocations are based on participant's earnings or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to reduce future company contributions. The benefit to which a participant is entitled to is the benefit that can be provided from the participant's vested account.

         4. Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

Investment Options. Upon enrollment in the Plan, a participant may direct employee contributions in 10% increments into any of seven investment options. A description of each investment option offered under the plan as follows:

                  Merrill Lynch Retirement Preservation Trust - funds are invested primarily in a broadly diversified portfolio of guaranteed investments contracts and in obligations of U.S. government and government - agency securities.

                  Merrill Lynch Capital Fund - funds are invested in high quality stocks, corporate bonds and cash equivalents.

                  Merrill Lynch Global Allocation Fund - funds are invested in U.S. and foreign equity, debt and money market securities.

                  Davis NY Venture Fund - funds are invested in shares of a registered investment company that invests primarily in common stock.

                  Aim Constellation Fund - funds are invested in shares of a registered investment company that invests primarily in common stocks.

                  Merrill Lynch Basic Value Fund - funds are invested in primarily common stocks.

                  Community Medical Transport, Inc. company stock - funds are invested in the common stock of Community Medical Transport, Inc.

B.       Summary of Accounting Policies

Basis of Accounting

         The financial statements of the Plan are prepared under the accrual method of accounting.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets, liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Investment Valuation and Income Recognition

         The Plan's investments are stated at fair market value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

         Purchases and Sales of Securities are recorded on a trade date basis.

         Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

         Benefits are recorded when paid.

C.       Related Party Transactions

         Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Certain costs of plan administration are paid by Community Medical Transport, Inc.

D.       Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions or to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

E.       Reconciliation of Financial Statements to Form 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                    December 31, 1997
                                                                                    -----------------
           Net assets available for benefits per the
           financial statements ................................................         $168,632
             Employers' Contribution ...........................................          (12,495)
             Participants' Contribution ........................................          (15,298)
             Refund to Highly Compensated Employee .............................            1,624
                                                                                         --------
           Net assets available for benefits per Form 5500 .....................         $142,463
                                                                                         ========

         The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                                                     Nine Months Ended
                                                                                      December 31,1997
                                                                                      ----------------
           Withdrawal Payments paid to participants per the
           Financial statements.................................................             $558
                                                                                             ----

           Benefits paid to participants per the Form 5500......................             $558
                                                                                             ====

F        Tax Status


         The Internal Revenue Service has determined and informed the Company by a letter dated May 29, 1997 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan's fiduciary and tax council believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC, and therefore no provision for income taxes have been included in the Plan's financial statements.

G.        Participant Unit Data

For the Nine Months ended December 31, 1997 (from inception April 1, 1997)

                                                                       Plan Number        Net Assets
                                                                        of units          Value per
         Description of Investments                                    Outstanding           Unit
         --------------------------                                    -----------           ----
Community Medical Transport Inc. Common Stock..........................  5,817.32          $  1.22
Merrill Lynch Retirement Preservation Trust............................ 27,886.05          $  1.00
Merrill Lynch Basic Value Fund Class D ................................    358.36          $ 37.02
Merrill Lynch Capital Fund Class D ....................................    419.43          $ 34.46
Merrill Lynch Global Allocation Fund Class D ..........................  1,290.16          $ 14.13
Aim Equity Constellation Fund .........................................    628.08          $ 26.38
Davis New York Venture Fund Inc. ......................................  2,013.98          $ 22.33

                                                       Supplemental Schedule 1

           COMMUNITY MEDICAL TRANSPORT 401 (k) RETIREMENT SAVINGS PLAN

            Line 27-A SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1997

                                                                                 Current
Description of Investment                                                         Value             Cost
-------------------------                                                         -----             ----
Community Medical Transport Inc. Common Stock..........................         $  7,085          $ 14,466
                                                                                 -------            ------

Merrill Lynch Retirement Preservation Trust............................           27,886            27,886
                                                                                  ------            ------

Merrill Lynch Basic Value Fund Class D ................................           13,267            13,364
Merrill Lynch Capital Fund Class D ....................................           14,454            14,496
Merrill Lynch Global Allocation Fund Class D ..........................           18,230            20,183
AIM Equity Constellation Fund .........................................           16,569            18,107
Davis New York Venture Fund Inc. ......................................           44,972            44,771
                                                                                  ------            ------

      Total Investment in Registered Investment Companies...............         107,492           110,921
                                                                                 -------           -------

      Total Investments................................................         $142,463          $153,273
                                                                                ========          ========

                                                       Supplemental Schedule 2

           COMMUNITY MEDICAL TRANSPORT 401 (k) RETIREMENT SAVINGS PLAN

                  Line 27-d SCHEDULE OF REPORTABLE TRANSACTIONS
                   FOR THE NINE MONTHS ENDED DECEMBER 31, 1997
                         (FROM INCEPTION APRIL 1, 1997)


Identity of                                                                                       Purchase
Party/Broker                   Description of Assets                                                Price
------------                   ---------------------                                                -----

                               SERIES OF REPORTABLE TRANSACTIONS
                               ---------------------------------
Merrill Lynch                  Davis New York Venture Fund
                               (7 Purchases)                                                     $  46,945
                               .
Merrill Lynch                  Community Medical Transport Inc.
                               Common Stock
                               (7 Purchases)                                                        15,800

Merrill Lynch                  Aim Equity Constellation Fund
                               (7 Purchases)                                                        18,442

Merrill Lynch                  Merrill Lynch Capital Fund Class D
                               (7 Purchases)                                                        15,378

Merrill Lynch                  Merrill Lynch Global Allocation Fund Class D
                               (7 Purchases)                                                        19,858

Merrill Lynch                  Merrill Lynch Retirement Preservation Trust
                               (7 Purchases)                                                        31,977

Merrill Lynch                  Merrill Lynch Basic Value Fund Class D
                               (7 Purchases)                                                        14,160
                                                                                                  --------
                               Total                                                              $162,560


                               SINGLE REPORTABLE TRANSACTIONS
                               ------------------------------
                                    None

                                     Page 12

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors of Community Medical Transport Inc. has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized on the 14th day of July 1998.



                    Community Medical Transport, 401(k) Retirement Savings Plan
                    -----------------------------------------------------------
                                                                 (Name of Plan)





                                                             /s/ Dean L. Sloane
                                                             ------------------
                                                                 Dean L. Sloane
                                          President and Chief Executive Officer




                                                            /s/ Donald J. Panos
                                                            -------------------
                                                                Donald J. Panos
                                             Chief Financial Officer, Principal
                                                             Accounting Officer